EXHIBIT 99.1

Norsk Hydro: Go-Ahead for Qatalum Aluminium Project

OSLO, Norway, July 19, 2007 (PRIME NEWSWIRE) -- Qatar Petroleum and Norsk Hydro ASA, the joint owners of Qatalum, have given the final approval for construction of the primary aluminium plant to begin this fall. Located in Mesaieed, Qatar, the plant will begin production late 2009 and reach its initial full 585,000-ton capacity in 2010. Qatar Petroleum and Hydro each holds 50 percent of Qatalum. Qatalum will be the largest primary aluminium plant ever built in one phase. It will be a fully integrated primary aluminium plant consisting of a smelter, casthouse and carbon plant as well as a dedicated gas fired power plant with a capacity of approximately 1,250 MW. The power plant will be supplied with gas by Qatar Petroleum under a long-term gas contract. The capital investment estimate for the total Qatalum project is approximately USD 4.8 billion, of which approximately USD 1 billion is for the power plant. The revised cost estimate includes effects of a weaker USD. Firm contracts for 80-85 percent of the total expected contract value have been entered into.

The global primary aluminium market is growing at a rate of 4 to5 percent annually, due to aluminium's valuable properties in use, as well as its recyclability. The location of Qatalum is strategically important, allowing efficient supply to customers in Asia and Europe as well as the United States.

When in operation, Qatalum will provide more than 1,000 permanent jobs in the local community of Mesaieed, south of the capital Doha, and will be part of Qatar's expanding economic diversification. Qatalum will boost the markets for suppliers and subcontractors locally and in the Gulf region. The project will create approximately 5,500 jobs for the three-year construction period.

The project is designed to meet the highest environmental standards. Qatalum's Environmental and Social Impact Assessment was approved by Qatar's Supreme Council for Environment and Natural Reserves (SCNER) in November 2006. Qatar has ratified relevant international environmental conventions including the United Nations' Framework Convention on Climate Change (UNFCC) and the Kyoto Protocol. From the first day of construction, there will be a strong focus on safety and environmental protection.

"Qatalum is part of Qatar's strategy to further develop its natural gas reserves by building a portfolio of diversified projects through joint-ventures with world class partners. Qatalum also demonstrates that Qatar offers the best conditions for energy-based industrial development. The policy of the Government of Qatar is to build a knowledge-based economy, and Qatalum will help broaden the industrial base of the country," said H.E. Abdullah Bin Hamad Al-Attiyah, Qatar's Deputy Premier, Minister of Energy and Industry, Chairman of the Board of Directors and Managing Director of Qatar Petroleum.

"Hydro is pleased to undertake yet another important partnership with Qatar Petroleum and the State of Qatar," said Eivind Reiten, President and Chief Executive Officer of Hydro. "Together we will ensure that Qatalum will be a global benchmark in the aluminium industry - a powerful demonstration of world-class project execution and an example of true industry leadership. Qatalum is an important step in repositioning Hydro's primary aluminium activities, with a focus on growing its alumina and primary metal business in parts of the world with access to natural resources on competitive terms."

The Qatalum smelter will be based on Hydro's technology, the environmental benchmark in the aluminium industry. The project was originally designed for an amperage of 295 kA. A plan for a gradual amperage increase to 312 kA by 2013 has been approved, increasing annual production capacity by 24,000 tons to 609,000 tons.

The site layout caters for a future expansion up to 1.2 million tons annual capacity. The project also includes a dedicated port, as well as housing for up to 1,100 employees, much of which will be family homes.

Preparations are now underway at the site inside the Mesaieed Industrial City. Detailed engineering will be completed in time for construction start in November. Both power generation and anode production are scheduled to start up in September 2009. The first metal is scheduled for delivery in the fourth quarter of 2009. The plant will be in full production by mid-2010. Qatalum will have operating costs among the lowest in the industry, positioning it as a highly competitive global supplier. Assessment of the project's profitability has been based on a long-term aluminium price of USD 1,800 per ton. The product casthouse will have the capacity to produce value-added products such as extrusion ingot and primary foundry alloys from all of the pot room metal. The full production from Qatalum will be marketed through Hydro's global marketing network.

Qatalum has entered into long-term alumina contracts with Hydro and third party suppliers.

Hydro's increased alumina requirements are being met by its participation in the third expansion of the Alunorte alumina refinery in Brazil, in which Hydro has a 34 percent share. When completed in 2009, Alunorte will have a total annual production capacity of approximately 6.5 million tons, making Alunorte the largest alumina refinery in the world.

The Qatalum project will be financed by external debt in the amount of USD 2.6 billion. The remaining part of the investment will be equity financed. Qatar Petroleum and Hydro, on behalf of Qatalum, have obtained commitments from a syndicate of financial institutions securing the debt financing of the project. The financing of Qatalum will be non-recourse to QP and Hydro after completion of the project.

The Qatalum joint venture company will be incorporated in Qatar. Truls Gautesen, a Norwegian national who has held several key management positions within Hydro's aluminium business, has been appointed General Manager of Qatalum Ltd. For the past two years Gautesen has been project manager for the joint venture. Qatar Petroleum and Hydro will nominate most of the candidates for the Qatalum top management team, to be announced shortly.

Qatalum will build on the strong support from the two owners Qatar Petroleum and Hydro. Hydro will support the Qatalum organization with specialists in the start up phase and in the early phases of operations. Approximately 200 specialists from Hydro's global aluminium and projects organizations are expected to be involved at the time of the startup. Following the final decision to proceed, Qatalum is now preparing for a Foundation Stone Laying Ceremony in November this year.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of Hydro's Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

www.hydro.com

CONTACT: Norsk Hydro ASA
         Press contacts:
         Cecilie Ditlev-Simonsen
           +47 22532097
           Cellular: +47 41559250
           Cecilie.Ditlev-Simonsen@hydro.com
         Thomas Knutzen
           +47 22539115
           Cellular: +47 90612359
           Thomas.Knutzen@hydro.com
           Investor contact
           Stefan Solberg
             +47 22539280
             Cellular: +47 91727528
             Stefan.Solberg@hydro.com